Filed pursuant to Rule 424(b)(5)
                                                             File No. 333-112244

Pricing Supplement No. 78 dated May 2, 2005.
(To Prospectus dated September 7, 2004 and Prospectus
Supplement dated September 7, 2004)
This Pricing Supplement consists of 6 pages.

                         HARTFORD LIFE INSURANCE COMPANY
                                    DEPOSITOR

                           FLOATING RATE INCOMENOTES(sm)
                                 ISSUED THROUGH

                   HARTFORD LIFE GLOBAL FUNDING TRUST 2005-057

                      FLOATING RATE NOTES DUE MAY 15, 2010


The description in this pricing supplement of the particular terms of the Floating Rate IncomeNotes(sm) offered hereby and the Funding Agreement sold by Hartford Life Insurance Company to the Trust specified herein supplements the description of the general terms and provisions of the notes and the funding agreements set forth in the accompanying prospectus and prospectus supplement, to which reference is hereby made.

INVESTING IN NOTES INVOLVES RISKS. SEE "ADDITIONAL RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PRICING SUPPLEMENT AND "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.


                        PROVISIONS RELATING TO THE NOTES

Principal Amount:                   $2,688,000.00                Initial Interest Rate:                            4.15%

Price to Public:                    100%                         Issuance Date:                                    May 5, 2005

Net Proceeds to Trust:              $2,661,120.00                Stated Maturity Date:                             May 15, 2010

Agent's Discount:                   1.00%                        Initial Interest Payment Date:                    June 15, 2005

CUSIP Number:                       41659FCZ5                    Interest Payment Frequency:                       Monthly

Day Count Convention:               30/360                       Regular Record Dates:    15 days prior to an Interest Payment Date.

Base Rate:                                                       If LIBOR:    [ ] LIBOR Reuters Page
     [ ] CD Rate                    [ ] LIBOR                                 [ ] LIBOR Telerate Page
     [ ] CMT Rate                   [ ] Prime Rate                            Designated LIBOR Currency
     [ ] Commercial Paper Rate      [ ] Treasury Rate            If CMT Rate, Telerate Page:         [ ] 7051   [ ] 7052
     [ ] Federal Funds Rate         [X] Other (See Attached)     If 7052:    [ ]   Weekly Average   [ ] Monthly Average
                                                                  Designated CMT Maturity Index:

Interest Reset Dates:  Each Interest Payment Date

Initial Interest Reset Date: June 15, 2005                       Index Maturity:  Not Applicable.
                                                                 Spread:  +1.00%       Spread Multiplier:  100%
Maximum Interest Rate:  None.                                    Minimum Interest Rate:    1.00%

Interest Rate Determination Date: The fifth Business Day prior to each Interest Reset Date.

Floating Rate/Fixed Rate Note:      [ ] Yes   [X] No             Computation of Interest:  See Attached.
     If yes:  Fixed Rate:
                  Fixed Rate Commencement Date:                  Sinking Fund:  None.

Optional Redemption:   Yes [ ]    No [X]                         The Survivor's Option  [X] is  [ ]  is not  available
    Optional Redemption Date:        N/A                                  Annual Put Limitation:       $1 million or 1%
     Initial Redemption Percentage:      N/A                              Individual Put Limitation:   $250,000
    Annual Percentage Reduction:  N/A                                     Trust Put Limitation:        N/A
    Redemption may be: [ ] In whole only.
                     [ ] In whole or in part.                    Authorized Denominations:  $1,000 integral amounts.

Discount Note:  [ ] Yes  [X] No   If Yes:                        Calculation Agent:         JPMorgan Chase Bank, N.A.
   Total Amount of Discount:
   Yield to Maturity:                                            Securities Exchange Listing:  None

Special Tax Considerations: Interest payable on the Notes will be treated as "qualified stated interest" for United States federal income tax purposes, as it meets the specified criteria referenced in the prospectus supplement under the heading "Material United States Federal Income Tax Considerations--U.S. Holders--INTEREST AND ORIGINAL ISSUE DISCOUNT".

Other Provisions Relating to the Notes: See Attached.

Agents: Bear, Stearns & Co. Inc., A.G. Edwards & Sons, Inc., Banc of America Securities LLC, Charles Schwab & Co., Inc., Citigroup, HSBC, JPMorgan, Merrill Lynch & Co., Morgan Stanley, Raymond James, RBC Dain Rauscher, Inc., Scott & Stringfellow, Inc., UBS Financial Services, Inc., Wachovia Securities, WM Financial Services



                  INFORMATION RELATING TO THE FUNDING AGREEMENT

Funding Agreement Provider: Hartford Life Insurance Company             Effective Date:                       May 5, 2005

Funding Agreement:          FA-405057                                   Stated Maturity Date:                 May 15, 2010

Contract Payment:           $2,688,015.00                               Initial Interest Payment Date:        June 15, 2005

Deposit Amount :            $2,661,135.00                               Day Count Convention:                 30/360
(if different from Contract Payment)

Initial Interest Rate:      4.15%                                       Interest Payment Frequency:           Monthly

Base Rate:
[ ] CD Rate                 [ ] LIBOR                                   If LIBOR:  [ ] LIBOR Reuters Page
[ ] CMT Rate                [ ] Prime Rate                                         [ ] LIBOR Telerate Page
[ ] Commercial Paper Rate   [ ] Treasury Rate                                            Designated LIBOR Currency:
[ ] Federal Funds Rate      [X] Other (See Attached)
                                                                        If CMT Rate, Telerate Page:   [ ] 7051  [ ] 7052
Interest Reset Frequency:  Each Interest Payment Date                   If 7052: [ ]   Weekly Average  [ ] Monthly Average
                                                                           Designated CMT Maturity Index:
Initial Interest Reset Date:        June 15, 2005
                                                                        Index Maturity: Not Applicable.
Interest Rate Determination Date:  The fifth Business Day prior
                                   to each Interest Reset Date.         Spread:  +1.00%       Spread Multiplier:  100%


Maximum Interest Rate:  None.                                           Floating/Fixed Rate Funding Agreement: [ ] Yes  [x] No
                                                                        If yes:                Fixed Rate:
Minimum Interest Rate:  1.00%                                                                Fixed Rate Commencement Date:

Optional Redemption:        Yes [ ]    No [X]                           Survivor Option:  Under the Funding Agreement, Hartford Life
Optional Redemption Date:   N/A                                                           Insurance Company [X] is [ ] is not
               Initial Redemption Percentage:   N/A                                       required to provide the Trust with amounts
               Annual Percentage Reduction:   N/A                                         it needs to honor valid exercises of the
               Redemption may be:  [ ] In whole only.                                     Survivor's Option.
                          [ ] In whole or in part.
                                                                        Other Provisions Relating to the
                                                                        Funding Agreement:                        See Attached.

Computation of Interest: See Attached.                                  Amortizing Funding Agreement: [ ] Yes (See attached)  [X] No

Discount Funding Agreement: [ ] Yes [X] No  If yes:                     Special Tax Considerations: None.
               Total Amount of Discount:
               Yield to Maturity:


Note: The Opinion regarding the enforceability of the Funding Agreement and the related Consent of Counsel for Hartford Life Insurance Company is given by Jonathan Mercier, Counsel.



  INFORMATION PERTAINING TO THE RATINGS OF THE NOTES AND THE FUNDING AGREEMENT

It is anticipated that, as of May 5, 2005, both the Notes and the Funding Agreement will be rated by the indicated rating agencies as follows:

                  Standard & Poor's:  AA-            Moody's: Aa3

The Moody's rating also extends to the Program under which the Notes are issued.


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                                       3

                             ADDITIONAL RISK FACTORS

         THE ACCOMPANYING PROSPECTUS AND THIS PRICING SUPPLEMENT DO NOT DESCRIBE ALL OF THE RISKS AND OTHER RAMIFICATIONS OF AN INVESTMENT IN THE NOTES. AN INVESTMENT IN NOTES LINKED TO THE CONSUMER PRICE INDEX ("CPI") ENTAILS SIGNIFICANT RISKS NOT ASSOCIATED WITH AN INVESTMENT IN A CONVENTIONAL FIXED RATE OR FLOATING RATE DEBT SECURITY. INVESTORS SHOULD CONSULT THEIR OWN FINANCIAL AND LEGAL ADVISORS ABOUT THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE NOTES AND THE SUITABILITY OF INVESTING IN THE NOTES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AND POSSIBLE SCENARIOS FOR ECONOMIC, INTEREST RATE AND OTHER FACTORS THAT MAY AFFECT THEIR INVESTMENT.


         YOUR INTEREST RATE IS BASED ON THE CPI.

         Your interest payments will be affected by changes in the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics (the "CPI"). Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

         HISTORICAL CHANGES TO THE CPI ARE NOT NECESSARILY INDICATIVE OF FUTURE CHANGES.

         Movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be WIDER or MORE CONFINED than those that have occurred historically. The CPI is a measure of the average levels in consumer prices over time in a fixed market basket of goods and services. In calculating the CPI, price levels for the various items are averaged together with weights that represent their relative importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. Investors should not rely on any historical changes or trends in the CPI as an indicator of future changes in the CPI.

         DURING PERIODS OF LOW INFLATION OR DEFLATION, THE INTEREST RATE APPLICABLE TO THE NOTES COULD BE AS LOW AS 1.00%.

         During periods of reduced inflation, the amount of interest payable on the notes will decrease. In a period of deflation, the CPI Adjustment Rate (as defined below) would be negative. This could result in an interest rate as low as 1.00 %.

         THE INTEREST RATE ON THE NOTES MAY BE LESS THAN THE RATE ON COMPARABLE FIXED OR FLOATING RATE DEBT SECURITIES.

         Because the long-term trend in CPI changes has been positive, the initial interest rate may be below what would be paid, as of a current date on comparable debt securities with a fixed or floating rate and similar maturity and credit quality to that of the notes. Even though the long-term trend in CPI changes has been positive, at any future date, the interest rate on the notes may be below what we would expect to pay as of such date if we issued non-callable senior debt securities with a fixed or floating rate and similar maturity to that of the notes.

         CHANGES IN THE CPI MAY NOT CORRELATE WITH CHANGES IN INTEREST RATE INDICES.

         Changes in the CPI may bear little or no relationship to changes in interest rate indices (such as those described in the Prospectus Supplement) that may be applicable to other floating rate notes. As a result, your interest rate may be below the interest rates payable on other otherwise comparable floating rate debt securities. In addition, the calculation of the CPI Adjustment Rate CPI incorporates an approximate three-month lag, which will affect the amount of interest payable on the notes and may have an impact on the trading prices of the notes, particularly in periods of significant and rapid changes in the CPI.

         THE CPI ITSELF AND THE WAY THE BUREAU OF LABOR STATISTICS CALCULATES THE CPI MAY CHANGE IN THE FUTURE.

         There can be no assurance that the Bureau of Labor Statistics will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described below. That substitution may adversely affect the value of the notes.



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                                       4

                            INTEREST RATE ATTACHMENT



BASE RATE:

The interest rate basis for the notes and the funding agreement is the CPI Adjustment Rate (as defined below) for each interest payment period, based on the percentage change in the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the "CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS"), and calculated as described in this pricing supplement. The CPI Adjustment Rate may be a positive or negative rate in any interest payment period. The CPI is a measure of the average levels in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price levels for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

HISTORICAL DATA ON THE CONSUMER PRICE INDEX:

The table below sets forth the CPI as published by the BLS of the months listed. Historical fluctuations in the CPI are not necessarily indicative of future fluctuations, which may be greater or less than those that have occurred historically.


                                                  LEVEL OF THE CONSUMER PRICE INDEX
                                          (as published by the Bureau of Labor Statistics)

           January   February   March    April   May    June    July    August    September    October   November    December
           ------------------------------------------------------------------------------------------------------------------
  2005      190.7      191.8     193.3

  2004      185.2      186.2     187.4   188.0   189.1  189.7   189.4    189.5       189.9      190.9      191.0       190.3

  2003      181.7      183.1     184.2   183.8   183.5  183.7   183.9    184.6       185.2      185.0      184.5       184.3

  2002      177.1      177.8     178.8   179.8   179.8  179.9   180.1    180.7       181.0      181.3      181.3       180.9

  2001      175.1      175.8     176.2   176.9   177.7  178.0   177.5    177.5       178.3      177.7      177.4       176.7

  2000      168.8      169.8     171.2   171.3   171.5  172.4   172.8    172.8       173.7      174.0      174.1       174.0

  1999      164.3      164.5     165.0   166.2   166.2  166.2   166.7    167.1       167.9      168.2      168.3       168.3

  1998      161.6      161.9     162.2   162.5   162.8  163.0   163.2    163.4       163.6      164.0      164.0       163.9

COMPUTATION OF INTEREST:

THE CPI:

CPI(t) for each Interest Payment Date is the CPI for the second calendar month prior to the applicable Interest Rate Determination Date, as published and reported in the calendar month immediately prior to such Interest Rate Determination Date.

For example, if notes were outstanding for the period from and including November 15, 2004 to but excluding December 15, 2004, CPI(t) would be the CPI for September 2004, which was 189.9, and CPI(t-12) would be the CPI for September 2003, which was 185.2. The CPI for September 2004 was published by BLS and reported on Bloomberg CPURNSA in October 2004, and the CPI for September 2003 was published and reported in October 2003.

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                                       5

                     CALCULATION OF THE CPI ADJUSTMENT RATE:

The CPI Adjustment Rate for each Interest Reset Period is determined as of each Interest Rate Determination Date using the following formula:

         (CPI(t)-CPI(t-12))/CPI(t-12) where:

         CPI(t): Current Index Level of the CPI (as defined above), as published on Bloomberg CPURNSA; and

         CPI(t-12): Index Level of CPI for the month 12 months prior to the CPI(t).

Applying this formula to the above example would yield a CPI Adjustment Rate result for December 15, 2004 of 2.5378%. As all percentages resulting from any calculation on the notes is rounded to the nearest one hundredth of a percentage point, with five one-thousandths of a percentage point rounded upwards, (e.g., 2.5378%, or .025378, is rounded to 2.54%, or .0254) the actual CPI Adjustment Rate would be 2.54%

CALCULATION OF INTEREST RATE:

The CPI Adjustment Rate determined on an Interest Rate Determination Date is used to calculate the Interest Rate effective on the next Interest Reset Date. For all periods on and after the Initial Interest Reset Date, the Interest Rate is equal to the CPI Adjustment Rate times the Spread Multiplier, if any, and plus the fixed Spread, if any, both as indicated earlier in this pricing supplement. That Interest Rate is credited under the note and the funding agreement, unless a higher Minimum Rate or a lower Maximum Rate is also specified in the pricing supplement. Note that the Spread Multiplier may be less than 100% and that a fixed Spread can be negative.

To continue the above example if a pricing supplement indicated a Spread Multiplier of 125% and a fixed spread of .85%, the interest rate credited for the period starting on December 15, 2004 would have been 4.03% [(2.54% X125%) + ..85% = 4.025%; which is rounded up to 4.03%]. If a Maximum Rate and/or a Minimum Rate is specified in this pricing supplement, the Maximum and/or Minimum Rates apply if they are, respectively, lower than or higher than the calculated rate.

DETERMINATION OF THE CPI:

If the CPI is not reported on Bloomberg CPURNSA for a particular month by 3:00 PM on an Interest Rate Determination Date, but has otherwise been published by the BLS, the Calculation Agent will determine the CPI as published by the BLS for such month using such other source as on its face, and after consultation with us, appears to accurately set forth the CPI as published by the BLS. If the CPI has not been discontinued but has not been reported on Bloomberg CPURNSA or published by BLS for a particular month by 3:00 PM on an Interest Rate Determination Date, CPI for such date shall be the CPI for the immediately preceding Interest Rate Determination Date.

In calculating CPI(t) and CPI(t-12) the Calculation Agent will use the most recently available value of the CPI for any month, determined as described above on the applicable Interest Rate Determination Date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPI(t) and CPI(t-12) used by the Calculation Agent on any Interest Rate Determination Date to determine the interest rate on the notes (an "Initial CPI") is subsequently revised by the BLS, the Calculation Agent will continue to use the Initial CPI, and the interest rate determined will not be revised. If the CPI is rebased to a different year or period, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or, if in the opinion of the BLS, as evidenced by a public release, and if concurred with by us, substantially altered, the applicable substitute index for the notes will be that chosen by the Secretary of the Treasury for the Department of Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997). If no such securities are outstanding, the substitute index for the notes will be determined by the Calculation Agent as directed by us in accordance with general market practice at the time, provided that the procedure for determining the resulting interest rate is administratively acceptable to the Calculation Agent.



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                                       6